July 8, 2011
Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Re:	Popular, Inc. (File No. 001-34084) Letter dated June 24, 2011
Dear Ms. Hayes:
On behalf of Popular, Inc., we hereby respectfully request an extension until August 12, 2011 to respond to the above referenced comment letter.
Please do not hesitate to contact the undersigned at 787-763-3258 if you have any comments or questions.

Very truly yours,
/s/ Ileana González
Ileana González
Senior Vice President and Corporate Comptroller

c:	Lindsay McCord Stephanie Hunsaker Celia Soehner Richard L. Carrión Jorge A. Junquera Ignacio Álvarez, Esq.